Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is a transcript of the May 3, 2016 call of Quintiles Transnational Holdings Inc. and IMS Health Holdings, Inc. regarding their proposed transaction:

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles

ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMS HEALTH

Moderator: Todd Kasper

May 3, 2016

7:00 am CT

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the Quintiles and IMS Health Special Investor conference call. During the presentation, all participants will be in a listen-only mode.

As a reminder, this conference is being recorded, Tuesday, May 3rd, 2016. And I would now like to turn the conference call over to Todd Kasper, Vice President Investor Relations. Please go ahead.

Todd Kasper:	Thank you, (Lana). Good morning, everyone and thank you for joining us to discuss the proposed IMS Health and Quintiles merger. With me today, our Ari Bousbib, IMS Healthcare Chairman and Chief Executive Officer, Tom Pike, Quintiles Chief Executive Officer, Ron Bruehlman, IMS Health Senior Vice President and Chief Financial Officer, Mike McDonnell, Quintiles Chief Financial Officer, and Tom Kinsley, IMS Health Vice President of (SP&A) and Investor Relations.

Earlier this morning, IMS Health and Quintiles each issued two press releases. The first was the announcement of our intent to conduct a merger of equals and the second was the Q1 earnings release for each company. In addition to the joint announcement, a presentation corresponding to our prepared remarks is available on each company’s investor website at ir.imshealth.com and www.quintiles.com/investors.

Let me now hand it over to Tom Kinsley.

Thomas Kinsley:	Thanks, Todd. Before we begin our prepared remarks, I’d like to remind all of you that some of the information contained in this presentation may constitute forward-looking statements. These forward-looking statements may include comments about our guidance and our expectations and prospects and are based on our views as of today, May 3rd, 2016. Any such statements and projections reflect various estimates and assumptions by management concerning anticipated results.

Whether or not any such forward-looking statements or projections are in fact achieved will depend on future events, some of which are not within the control of the company. Accordingly, actual results may vary from the projected results and such variations may be material. We undertake no obligation to correct or update these forward-looking statements whether as a result of new information, future events or otherwise.

During this presentation, we will refer to certain non-GAAP measures including but not limited to adjusted EBITDA, adjusted net income, adjusted diluted EPS, unleveraged free cash flow, gross leverage ratio, and net leverage ratio. We believe these non-GAAP measures provide additional information regarding our performance. In addition, management believes that these non-GAAP measures aid in assessing our operating performance trend by excluding certain material, non-cash, unusual or non-recurring items and certain other adjustments we believe are not reflectively of our ongoing operations and performance.

These non-GAAP measures are not presented in accordance with U.S. GAAP and our computations may vary from those used by other companies. These non-GAAP measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results under — as reported under
U.S. GAAP. Now I’ll turn it over to IMS Chairman and CEO, Ari Busby.

Ari Bousbib:	Thank you, Tom and good morning, everyone. Tom Pike and I are delighted to be here with you today to review the exciting details of the planned merger between Quintiles and IMS Health announced earlier today. Two strong companies made better together. On this call, we will review the proposed merger with both — which both Boards have approved. We will then hold separate company conference calls with Quintiles beginning at 9 a.m. Eastern Time and IMS Health at 10 a.m. Eastern Time to walk you through the first quarter results for each company.

This is a transformational merger for both companies. One that has long been a vision of Quintiles’ founder, Dr. Dennis Gillings. It will create an unparallel global provider of information, technology, and services for our clients spanning their entire product life cycle from R&D to commercial execution to real world patient outcome. This merger is about growth.

This merger is about innovative solution delivered on a global scale. This merger is about using data and technology to enable an improved path to clinical trial execution. This merger is about the fundamental shift in healthcare from volume to value. This merger is about new opportunities for 50,000 immensely talented global professionals. And of course, this merger is about creating significance incremental value for shareholders of both companies. Tom?

Tom Pike:	Thank you, Ari and good morning to all of you. I along with our management team and Board of Directors am pleased to introduce Quintiles IMS, the world’s leading healthcare intelligence company. The combined business will bring together the deep therapeutic scientific and domain expertise of Quintiles and the information power technology services of IMS Health establishing a broad suite of solutions to help power our life science clients through the entire product life cycle.

On a 2015, pro forma basis, this transformational merger of equals creates a combined company with a $23 billion enterprise value, a $17.6 billion market capitalization, $7.2 billion of annual revenue, $1.7 billion of annual adjusted EBITDA, and strong cash flow generation with unleveraged free cash flow at $1.3 billion or about 75% of adjusted EBIDTA. The combined entity also creates significant value for shareholders. Ari?

Ari Bousbib:	By the end of year 3, we expect top line revenue growth to accelerate by 100 to 200 basis points. We expect run rate cost savings estimated at $100 million. The deal will also create $35 million of accelerated annual cash tax savings into 2020. Accretion to adjusted diluted EPS in 2017. Robust cash generation to allow continued investments and a flexible balance sheet with leverage of 4 times adjusted EBITDA on a growth basis and 3.2 times on a net basis on a pro forma basis at year end 2015.

Let’s review a few details on the transaction itself. The deal would be an old stock merger of equals. We could expect it to be tax free to IMS Health and Quintiles shareholders, 0.384 shares of IMS Health stock will be exchanged for each share of Quintiles’ stock. This will result in proFORMA ownership of approximately 51.4% by IMS Health shareholders and approximately 48.6% by Quintiles shareholders. As I mentioned earlier, the combined company will be called Quintiles IMS and shares will trade on the New York Stock Exchange under the ticker symbol Q. The company’s Board of Directors will be comprised of six directors appointed by Quintiles and six directors appointed by IMS Health.

Quintiles founder and current board member, Dr. Gillings, will remain on the Board of Quintiles IMS as the new director. The transaction has been approved by both Boards and the deal is now subject to customary closing conditions including regulatory and shareholder approval. We expect the transaction to close in the second half of 2016. We’re very excited to bring these two great companies together and our respective management teams and Board of Directors are confident this merger of equals presents sound, strategic rationale for our clients, shareholders, and employees of both organizations.

This rationale is powerful and we’re excited to share the strategic drivers with you today. First, by combining capabilities we create a transformational, end to end, partner for life science companies. Supporting mission critical processes throughout the product life cycle with solutions spanning R and D, real world evidence, and commercial execution. Second, we will bring together world class talent in over 100 geographies providing unparallel global reach to support our clients’ needs in a seamless manner. Our combined resource base brings together leading subject matter experts in scientific, commercial, epidemiology, and therapeutic area application.

Third, the combined company has a compelling financial profile which we will share with you in detail. And four, we expect to realize significance synergies of 1 to 2 points of incremental revenue growth and $100 million cost savings by the end of year 3. I know many of you are not familiar with both companies so let’s review each business at the high level.

We’ll start with Quintiles and to do that, I’ll turn it over to Tom.

Tom Pike:	Thank you, Ari. I’ll start by noting that Quintiles is a 34 year old company founded by Dr. Dennis Gillings, a pioneer of the contract research for CRO industry. We have mathematical roots and an intellectually strong foundation. We’re the world’s largest provider of biopharmaceutical development services and commercial outsourcing services, and having reported revenues of $4.3 billion and an adjusted EBITDA of $819 million in 2015.

We have the world’s largest and leading CRO focused primarily on clinical development services from first in-human trials post launch monitoring. We also provide a broad array of services to our biopharmaceutical clients including commercial services such as contract pharmaceutical sales forces and healthcare business services for the broader healthcare sector such as real world and late phase research, market access, and consulting as well as an emerging presence in the provider space. At the end of 2015, we had more than 36,000 Quintiles employees providing services in approximately 100 countries and our deep expertise is reflected by our over 1,100 medical doctors, 1,050 PhDs or the equivalent, and 850 biostatisticians and statistical programmers. Ari?

Ari Bousbib:	Thanks, Tom. As far as ISM Health, we are leading provider of mission critical information and technology enabled services to life sciences. Our 2015 reported revenue was $2.9 billion and adjusted EBIDTA was $886 million. IMS Health has been in business for over 60 years. We are the original big data company and the global gold standard in healthcare information.

With more than 85% coverage in global pharmaceutical sales, we have over 15 (unintelligible) of unique data and we capture a vast array of structured and non-structured data from over 100,000 suppliers worldwide. We have one of the largest IT infrastructures in healthcare globally. And we process more than 55 billion healthcare transactions annually.

We also have a formidable team of expert resources including clinicians, epidemiologists, biostatisticians, data scientists, software developers, and service experts to work with our data and with our clients to ensure the maximized value from our data to drive their performance. We have just over 15,000 IMS employees serving clients in over 100 countries.

Now, Tom and I will expand further on the rationale for this merger. First, Tom will walk you through the challenges our life science clients face across the entire field of product life cycle and the demands that this places on service providers like Quintiles IMS. Tom?

Tom Pike:	Thank you. First, there’s increasing pressure to improve the productivity of the more than $140 billion of annual biopharmaceutical spend in the research and development area where according to (Tufts) the cost to developed an approved drug has increased 34% since 2010 and the clinical success rate from I and D to filing to approval is 11.3%. With smaller and more stratified patient pools, an increasing complexity of clinical trial design is driving longer studies. The need for further innovation and clinical trial execution is paramount. Speed to market is critical with $10 to $50 million of loss product revenue for each month of delay and regulatory approval on an individual product level.

Second, there’s an increasing need to demonstrate the value of medicines and measure outcomes. According to my new friends at the IMS Institute of

Healthcare and Informatics, there’s an estimated $500 billion of annual healthcare savings available for more responsibly use of medicine which includes better product targeting, adherence, reduction of fraud and abuse, and prevention.

In addition, healthcare stakeholders are rightly demanding continuous evidence of real-world treatment values as far as safety, access, and determine appropriate pricing. We have witnessed this in European markets, where the health technology assessment bodies have been increasing rejection rates for new drugs, with managed care and PBMs in the United States as well.

Furthermore, we see a need for evidence-based discussion between healthcare stakeholders. This, quote, “connected healthcare,” unquote, market requires the same data and scientific methods that we are applying to life sciences today. For example, these capabilities will support changes in healthcare payment schemes like pay-for-value or outcome.

Third, our clients also need to run their commercial and field operations more efficiently, as the healthcare marketplace and stakeholder mix becomes more complex. Our clients are migrating from expensive and disconnected commercial infrastructures toward low-cost interoperable, pre-integrated cloud-based applications.

In addition, commercial execution and field force outsourcing, both outsourced analytics and contract sales, continues to be an important part of the life sciences organization’s effort to better optimize their commercial capital.

By combining Quintiles’ and IMS Health’s capabilities, we will bring to market game-changing solutions to help our clients solve these challenges. Ari?

Ari Bousbib:	Thanks, Tom. To help address our clients’ needs for R&D efficiency, our newly combined company will create a quote/unquote “smarter CRO,” building on a foundation of the largest contract research organization, we will empower Quintiles’ leading scientific resources with IMS Health’s expansive data assets and enabling technologies.

We will improve clinical trial design, accelerate recruitment, and drive efficiencies in clinical trial execution. In response to the market’s requirement for ongoing demonstration of value and outcome, we will bring a truly differentiated set of real-world evidence capabilities. We will facilitate the seamless transition from clinical study execution to market access to launch excellence.

By combining a leading portfolio of anonymous patient records, technology-enabled data collection, leading observational resource specialists, and advisory services from both organizations, the merged entity will help address critical healthcare issues of cost, value and patient outcomes.

This merger will expand our combined commercial capabilities to serve as execution partner across technology, analytics, sales operations, and field force. This continues the great progress both organizations have made independently, and brings together these capabilities to create a technology-enabled commercial partnership.

Finally, our combines organization will immediately benefit from complementary client relationships, where both organizations have a strong history of creating client value. These solutions address a large and growing market opportunity for the combined company, and Tom will walk you through those opportunities.

Tom Pike:	This market opportunity is estimated to be more than $230 billion, and has an annual growth rate of 6 to 8%. It’s made up of three segments that align to our combined capabilities.

First, product development today represents approximately $100 billion in life science spend. Real world evidence in connected health is estimated at more than $80 billion. This includes a significant healthcare engagement in payer/provider segments, that our combined entity will now be more fully equipped to pursue.

And technology-enabled commercial operations is estimated at more than $50 billion across contract sales, information technology, and related commercial operations.

Now let’s walk you through the solutions we highlighted earlier in more detail. First, the smarter CRO. As we shared with you earlier, the smarter CRO addressed fundamental issues of R&D productivity, and focuses on three critical elements of clinical trial activities, building on the strong capabilities Quintiles brings today.

First, we will design better trials by combining our collective assets. Today many CROs have limited information beyond their own performance benchmarks.

Quintiles IMS will empower the therapeutic, scientific and domain experts in the world’s leading CRO, with expansive levels of information including product-level tracking in 90 markets; information about treatments and outcomes on more than 530 million anonymous patients, including EMR and EHR records; and complementary clinical trial simulation software.

This will better align to rigorous protocols that govern clinical trial activity, and as a result, our clients will face fewer expensive changes and redesigns by protocol amendment, driving higher probability of success in the first step of their study design.

Second, we will have the ability to identify and recruit physicians and patients with greater precision and speed. The trial recruitment can account for more than 45% of study delays, and our joint capabilities squarely target improvements here.

This includes augmenting our deep knowledge of historical site performance, vast physician and investigator knowledge, and real-world data that can pinpoint areas of high patient volume in a real-world setting.

This will enable us to meet the challenges of more complex studies in areas such as immuno-therapies, oncology, and rare disease. These assets drive more targeted allocation of enrollment resources, and faster recruitment timelines.

Third, our combined capabilities will allow us to deliver trials with maximum efficiency. To streamline resource-intensive processes for patient enrollment and clinical data collection, our combined organizations will bring together the power of Quintiles impresario data factory with IMS Health’s E360 analytic platform.

These tools can accelerate clinical trial timelines, reduce physician and site burden, and reach more patients. This acceleration benefits patients, our clients, and ultimately our shareholders through acceleration of backlog conversion to revenue.

Ari will now discuss the other two solutions in a bit more detail. First, real-world evidence.

Ari Bousbib:	Thank you, Tom. Real-world evidence is an exciting offering, with significant growth prospects. It is an area where we have already achieved success working together. As you know, we had signed a commercial alliance last October.

Real-world evidence is a suite of offerings that seek to understand, measure, and evaluate the patient journey through the healthcare system. Both of our companies are strong and highly complementary (unintelligible) in this area, having executed more than 5000 studies in the past 12 months alone.

Powered by information about treatment and outcomes from 530 million anonymous patients, and proprietary software, the IMS Health RWE team performs sophisticated, retrospective database analytics.

Quintiles team of more than 2000 MDs, PhDs or equivalent, and biostatisticians, prospectively collect real-world data in more than 100 markets, and provide deep clinical and scientific analytics. By bringing together these two approaches, the retrospective database and prospective primary data collection, we will have a distinctive capability that enables us to respond to an ever broader array of client needs.

First, we will support life sciences as a response to our (unintelligible) demand for real-world evidence through the development of new types of disease registries, and population and scientific studies.

Second, our technology-enabled solutions will be in hand to allow life sciences clients to understand our customers better; capture deeper the insight; and make more informed commercial decisions.

Finally, this opportunity’s not unique to life sciences. All types of connected healthcare stakeholders, including payer, provider and regulators, are asking similar questions. We will use the same information-enabled and analytic foundation to support patient and health system engagement, for example, by promoting programs such as pay-for-performance.

Lastly, let’s turn to technology-enabled services. The life science industry faces growing complexity in commercial and field-based operations, given the expanding number of channels, stakeholders and communication vehicles.

Pressure to minimize costs and variable spend remains a priority for commercial leaders. Our clients’ commercial operations are evolving in response to these drivers, and so, too, have IMS Health and Quintiles’ commercial offerings.

IMS Health today provides integrated technology and analytics services to address the complex system of messages and relationships; while Quintiles provides sales execution capabilities through 6700 contracted professionals, the largest organization of its kind.

This merger reflects the natural conversion of clinical knowledge, product-level analytics, and the ability to effectively support sales activities in a global marketplace. Combining these two distinctive commercial capabilities creates a full-service commercial (unintelligible) and capability for our clients, extends each of our businesses in complementary ways.

Probably the most powerful benefit from this combination is the union of our 50,000-strong talented employee base in over 100 countries. Let me hand it over to Tom to discuss our world class talent and clients.

Tom Pike:	Thank you, Ari. More than 1200 healthcare informatics experts, 1100 medical doctors, 1050 PhDs, and about 850 biostatisticians and statistical programmers will combine scientific and analytical expertise to drive clinical trials and real-world evidence engagement globally.

Over 7000 employees in commercial services, supported by 3000 offshore delivery resources, will drive commercial operations efficiencies together with 6700 sales reps. Our combined team is 50,000 strong, and creates a strategic partner for clients, addressing their needs with global support and local execution.

These clients will include not only the world’s leading life science organizations, but also small and mid-size biopharma, consumer health, medical technologies, payer/provider organizations, and governments.

Clearly they’re impressive statics about our client coverage. Our organization’s collective commercial sales model is complementary with IMS Health and Quintiles each bringing a strong set of stable relationships, account coverage and revenue mix. We are proud to bring together a diverse client base that benefits from long-standing client partnerships in both organizations. Now let’s turn to the financials.

Ari Bousbib:	Thanks, Tom. In 2015 on a pro forma basis, the combined company would have had revenue of $7.2 billion, and adjusted EBITDA of $1.7 billion, before synergies. The combined market cap of both companies is $17.6 billion. The geographical profile of the companies match up very well, with 46% of revenue from the combined company will be generated in the Americas; 36% in EMEA; and 18% in Asia-Pacific.

Let’s spend a minute on the balance sheet. On a pro forma basis, the combined company had $6.8 billion of gross debt, and $5.4 billion of net debt, at December 31, 2015. The pro forma gross leverage ratio of the combined business is 4 times adjusted EBITDA at the end of ‘15, which is the midpoint between the current leverage of Quintiles, and the current leverage of IMS Health. Net leverage is almost a turn lower, at 3.2 times.

Importantly, both companies are strong cash flow generators. And at the end of 2015, pro forma, unlevered free cash flow was estimated to be $1.3 billion. This would represent approximately 75% drop through of adjusted EBITDA. This strong cash flow generation will enable the combined company to continue investment in growth, and returning cash to shareholders.

Now let’s talk about synergies, as there are two main value creation levers created by these transactions. The first one is accelerated top line growth, which we expect to come from three areas.

First, the smarter CRO. We will use the rich data assets of IMS Health, and the analytic capabilities of both companies, to complement the domain expertise of the leading CRO, to improve design, recruitment and execution of clinical trials.

Second, real-world evidence, where we will combine the extensive late-phase and real-world capabilities of both companies to capture more revenue from this rapidly growing market.

Third, technology-enabled commercial operations, where we combine the commercial capabilities of the merged company to improve the efficiency of Quintiles’ (CSO) business, while expanding go-to-market capabilities for IMS Health’s core offering.

We project that these opportunities, which we modeled out extensively, will accelerate our annual revenue growth rate by 100 to 200 basis points by the end of Year 3.

Although this is not a cost-driven merger, we have also identified solid, high visibility, cost savings opportunities.

We estimate annual runway cost savings of $100 million by the end of the year three, after closing the transaction. The cost savings will be achieved by operating the two businesses as one.

As you would expect savings will come from rationalizing geographic overlap, at (unintelligible) costs and duplicating technology infrastructure of the combined organization.

In total the transaction will also accelerate the utilization of IMS Health tax assets which will contribute estimated annual cash back savings of about $35 million annual into 2020. That is not included in the $100 million cost savings.

It may take some time before the synergy savings kick in, however we expect the deal to be (unintelligible) to adjusted the (unintelligible) EPS of both IMS Health and Quintiles shareholders.

In closing we strongly believe that this planned merger will further accelerate the momentum of our two powerful franchises. Together we grow faster, we achieve efficiency in our operations, and we offer compelling financial returns.

With that I would not like to hand the call back to the operator who will open the line for questioning. As a reminder we will be holding Q1 earnings call following Q&A, so please ensure your questions are about the merger at this time. Thank you.

Operator:	Thank you. Ladies and gentleman if you would like to register a question please press the 1 followed by the 4 on your telephone. You will hear a three tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw the registration please the 1 followed by the 3. And if you’re using a speaker phone please lift your handset before entering in your request.

One moment please for the first question. And our first question comes from the line John Kreger with William Blair. Please proceed with your question.

John Kreger:	Hi. Thanks guys. Ari and Tom I think that you guys mentioned that JV was now between the two companies back in October. Can you just talk a little bit more about early days how that went, and was that a key driver of bringing the two companies together? And then Ari I think just a moment ago you talked about the $100 million in cost savings, can you just elaborate on the timing of some of that realization? Thanks.

Thomas Kinsley:	Hey John it’s Tom. Let me start a little bit. Actually it was instrumental bring us together last September. Ari and I set in a room and had a discussion about really the opportunity and real world evidence together. And since that period of time we found that our teams have been able to work very effectively, and I think it’s deepened our understanding of each other.

We really do share a strategic vision, and we share a view that market evidence and the depth and breadth of our overlap and complimentary assets can create huge opportunities for our customers.

I’ll let Ari talk a little bit about some of the wins that we’ve had there. I think what we’ve seen is very strong client demand for our joint offerings, and it’s really exceeded our expectations.

Ari Bousbib:	Tom says is exactly right. This alliance has actually converted a number of major wins and (unintelligible) opportunities that really have moved the boundaries of our initial joint venture scope.

The studies that we’ve conducted together have been able to demonstrate value to clients, minimize the burdens of data capture, and allow the patients to be studied over longer periods of time.

Examples for example, you know, in Europe we are required to show the benefits and the value of the drug in the marketplace. In some instances we’ve been able to look at drug utilization studies. The combination of using anonymous patient databases with the primary research is really powerful because it drugs each other holes.

You know when we conduct real world evidence studies we base that on deep analytical studies of our databases. But invariably there are custom elements of particular studies with particular clients and particular disease and geographies where we need, we have holes.

And that’s where the Quintiles capabilities come in. And vice versa when Quintiles outperforms (unintelligible) studies they are forced to rely respectively on primary research, whereas here we can combine both. It’s a bit like, you know, hate to use the analogy but Swiss cheese, you know, holes on both sides. And all the sudden we plug the holes when we are together.

So again by merging our companies, you know, we found that the alliance worked well, but obviously, you know, with two separate companies and who’s client is it and so on, it just works better when we are one company. So the benefits there on that side of the ledger were quite compelling.

John Kreger:	Thank you. And then should we think about the $100 million in cost savings as also sort of end of year three or do you think you can realize those sooner?

Ari Bousbib:	Well I look always we want to be - I’m just going to repeat what we said before, we are very confident and have high visibility on $100 million of cost savings (unintelligible) by the end of year three after the merger.

John Kreger:	Great. Thank you.

Ari Bousbib:	Thank you.

Operator:	Thank you. Our next question comes from the line of Dave Windley with Jefferies. Please go head.

David Windley:	Hi. Thanks for taking my question. Good morning. Tom probably start with you but curious about you’ve alluded to in this last answer the working together under the JV. But it does seem like each company has, you know, very different business models and its own kind of primary customer base.

I’d be curious about how you ensure that the two organizations work together to develop what sounds like new, innovative products that the market hasn’t seen today. And how you kind of cross pollinate in a way that advances that as quickly as possible.

I think Ari you mentioned in some of your prepared remarks that some of these things might not be achieved immediately as it relates to accretion and synergies and so forth so it does sound like you have a sense that this could take some time to do.

So if you could talk about the operational integration of this that would be great.

Thomas Kinsley:	Hey Dave it’s Tom. Let me start out, you know, it is an alliance agreement is what we did before. So it wasn’t a true joint venture just to clarify for everybody on the line. But it was a powerful one, and we’re working it today.

I think in many ways that’s the thing that gives us a lot of confidence. Interestingly we are already working together for instance in a domain trying to help identify scarce patients together.

We’re already using more traditional analytical approaches to do that off the back of the IMS Health data. And it’s actually working quite well, it’s quite a powerful part of our portfolio today.

But imagine the difference when we can actually have and at our fingertips, using the IMS technology with no agency cost between the organizations, imagine the difference in what we can do to put a compelling value proposition in front of our customers that allow them to understand that we can identify patients and investigators better than anyone else. And I think working together we have that opportunity.

So again it’s actually already started which is very interesting and makes us think that we can very quickly start seeing some benefits associated with market share gains and the sales process.

You know us well Dave and you know it takes a little while for some of that to come into revenue for us because of the way our deals work. However it’s a great opportunity and we’re already on the way. I don’t know Ari if you’d add anything.

Ari Bousbib:	I mean with respect to the (unintelligible), you know, what I was alluding to is simply that we take into affect three years. But we have very clear line of sight to those incremental opportunities. And, you know, operation integration is something both companies are very skilled at. We’ve all done integrations before, this is on a different scale.

But we have very good plans, you can well imagine there our respective boards have reviewed this in detail and we’re ready for a running start. You know, we have very detailed plans, and we hope to put them into affect as soon as we can close this transaction.

The goal to market is actually a very exciting opportunity for us. You know, we serve primarily our customers on the commercial side and Quintiles does primarily on the clinical side.

From our point of view, from IMS Health point of view Dave it’s really about finding new uses for extraordinary data assets. New uses means that we will be able to power solutions for our clients in adjacent markets where our friends at Quintiles have outstanding reputation and client relationship and vice versa on the commercial side.

We’ve done it on the commercial side leveraging the data to power up solutions for our clients. As you know the clinical trial process has been essentially the same for, would you say Tom, the past 20 years? It’s labor intensive, profit intensive, and I think everyone agrees that with the changing profile of therapies in the pipeline towards more complex specialty diseases it’s harder to identify patients to design a trial, and to execute the trial.

And we believe that by having data at our fingertips and advanced analytics we can significantly improve that process and really change the game.

Thomas Kinsley:	Dave I know we’ve, I’m going to just use the opportunity for your question to add a couple of things that really compel. You know, when we look at the IMS Health assets, they’re the only ones with the global coverage that we need for global clinical trials.

In fact more than 85% of the places where we recruit our patients, so 85% of the patients we recruit I should say, are actually recruited in places where IMS Health has data.

So you can imagine when we develop intellectual property together you can imagine how powerful that’s going to be to fundamentally transform clinical development.

And I will say the other thing that I’ve been very impressed with that Ari’s done over the past year since he’s run the company, is he’s really increased the technological capabilities of the enterprise.

We were already a tech leader. I think for those who don’t know us, you know, we’re information elite, elite 100, so we were already a tech leader. But I will say the technology capabilities here are prodigious. And our ability to use big data with you will be unparallel.

David Windley:	If I could follow up briefly. Is there, you mentioned the agency cost in between. I guess if you could help the Quintiles observers and holders better understand what Quintile now has access to or what maybe alternatively you can influence in terms of priority of product development or things like that that you didn’t have access to either just as a customer or through this alliance relationship.

Thomas Kinsley:	A couple of thing and Ari can add some specifics on the data. You know, interestingly we, the agency costs really refer to the cost between two organizations of contrasting. So many of you will know that in the clinical research industry we often get RFPs that have something like a two week turnaround.

If you have to show for a clinical trial in two weeks your capabilities and you have to go to another organization to procure data, specify what you need, etcetera. And then actually bring that back, review it, put it into your analysis, you can imagine that it just takes time.

And now we’re in a situation where we can do feasibility as we put the technology together in a lightning fast way. So again being very responsive given the timelines that we have in the clinical development side based on really creating integrate intellectual property together. And that’s where we think the cost in time will come out.

Ari Bousbib:	Yes. It’s an outstanding question. Obviously we (unintelligible) in looking at this. I’d say four specific reasons why we believe this is going to be very different. First as Tom was saying, rather than having custom made studies on a case by case basis, at an arm’s length basis, and on a transactional basis we will build productionized solutions. We will reduce the customization across several partners, and we will enable a lower cost to serve our clients.

Second, we will drive higher quality standards. As you know we need consistency to support more regulatory driven clinical studies that are aligned with standard operating procedures driven operations of (unintelligible).

And so by being one entity we can drive those higher quality standards and of course include the (unintelligible) rate.

Third look we at IMS have a (unintelligible) that ensure the commercial side, and we’ve decided that they don’t want to just transactionally provide our data to solution providers. We want to be the solutions provider. We want to be the solutions provider. It’s a (unintelligible) of higher value market participation. We do realize a greater return on investment by participating in these higher value activities. We want to be a solutions provider.

And, fourth, frankly it’s the simplicity of managing this business. There’s issues of intellectual property that Tom raised. The natural conflict of interest, the management complexity, all of that is simplified. So again, the productionization of solutions, number one. Number two, the quality standards. Number three, the (unintelligible) we want to sell solutions to our clients – a differentiated solution. And Number four, the management (simplicity).

Then we can...

((Crosstalk))

Man:	Yes, thank you. Good luck.

Ari Bousbib:	Thank you.

Operator:	Thank you. And our next question comes from the line of Andrew Steinerman with JP Morgan. Please go ahead.

Andrew Steinerman:	Good morning everyone. I’m here with Tycho Peterson, my research partner and actually next door neighbor here at JP Morgan. Ari, my question for you is about fixed subscriptions. You know, obviously we’ve spoken for years about IMS Health’s business model both on the SaaS side and the data side, is based on these fixed subscriptions that lead to very steady revenue growth. With this merger with the leading CRO does that take away the centrality of fixed subscriptions for the combined organization?

Ari Bousbib:	Okay, Andrew, that’s a good question. You know, we should have stated up front the businesses we are in respectively are not going to change, right? So the business model is the same for each of our companies, only we’re going to make it better on each side, okay? So this is purely, as I said up front in my prepared remarks, it’s about growth (unintelligible) it’s an incremental value creation, innovation and bringing to market differentiated solutions that would enable a higher rate of shared capture.

As to the information business, nothing will change. It remains the data business as you know, highly subscription-driven, high visibility, predictability and stability. We’ve said many times in the past it’s a stable business; it’s not a growth business. We have a strong position. We are the only global provider of this type of data around the world. And we want to continue – we will remain so.

However, the strategy at IMS has been to leverage that data and power up solutions on the commercial side to differentiate ourselves and participate in much broader, faster growth markets. This is not different, Andrew. The same exact thing, the data business remains the same – subscription model – no changes.

But the growth that we’ve experienced at IMS is coming from our leveraging of the data into the commercial solutions opportunity. We now are able to provide that (two quintiles) by powering up their clinical development solution and reordering the solutions with data and bringing to market differentiated solutions to enable a higher win rate.

Tycho Peterson:	Hey, it’s Tycho. A quick follow up. I’m just trying to get comfortable with the topline acceleration you’re modeling here, 100-200 basis points. You guys have essentially the same customer mix so, you know, is the idea that you’ll be able to cross sell a broader set of services or, you know, alternatively can you talk about how IMS, you know, will help shorten the clinical trial startup times and, you know, drive better backlog conversion? I’m just trying to understand, you know, where you’re getting the revenue acceleration story from.

Thomas Kinsley:	Well, Tycho, it’s Tom. You know us well. You’re hitting on most of the pieces. What one expects is a bit of a greater win rate associated with our work in the clinical domain. And then in addition, though, as you know, once you start a trial revenue is really based on patient recruitment and speed. So the faster you’re able to recruit patients, you’re able to identify sites, imagine the difference when you can understand the patient density around a site and select in a fact-based way sites based on patient density and you can inculcate that into your day to day basis.

So if we look across winning more business and then we look across revenue acceleration based on faster recruiting those become a couple of legs. We shouldn’t leave out, though, that the real world piece that Ari talked about earlier is a significant and growing opportunity for the industry. You’ve heard us talk for a couple of years that that was our fastest growing business. Ari’s is growing very similarly. It’s actually been fascinating to look.

And as Ari said, the combination of us being the leading primary of data analyzer and collector and them being the leading secondary really creates a powerful combination for our customers. And third, we shouldn’t really leave out that there’s actually quite a few synergies on the commercial sides of our businesses.

So if you think about putting sales forces out there based on analytics, helping customers with key decisions associated with a whole mix around commercializing of products. There is some cross selling but interestingly this is not a merger that’s about cross selling.

As Ari said, we’re in our businesses and we can accelerate both businesses based on the assets and people that we have.

Ari Bousbib:	Right. It’s about increasing our respective market shares in the markets where we already operate, not about cross selling. Obviously there are markets where we are stronger and have better client relationships and that’s part of the mix here and vice versa. But that’s not the primary driver. The primary driver simply again higher win rate because of differentiation, innovation on the (CL) side, much faster growth of both Quintiles business when they’re combined and optimization of our commercial outsourcing opportunities. In this order, okay, in terms of the contribution to incremental revenue.

Man:	Okay I think – we’ve got to jump to another earnings call at nine o’clock. We’ll do one more question, Operator.

Operator:	Thank you. Our final question comes from the line of Ricky Goldwasser with Morgan Stanley. Please go ahead.

Ricky Goldwasser:	Yes hi, good morning. Thank you for taking my question. So this question is for Tom. Tom, I hear everything that you say about the changing profile of therapies. But, you know, one question that we got from investors this morning is really why now, i.e. what are you seeing in your underlying markets you remain in competitive position that led you to pull the trigger on this transaction now?

Thomas Kinsley:	Hi, Ricky. Yes, this is classic situation where we’re choosing to do this in a moment where both companies are strong. This is actually not a short term transaction for us. This is really a medium long-term strategy to create a fundamentally different partner for the life sciences and ultimately the healthcare industries overall. And if you look at our backdrop, which we’ll talk about in a few minutes, the backdrop for our business is strong.

And so Ari and I really tried – wanted to do this from a position of strength and that’s why we’re doing it now. As mentioned earlier, this has been actually a long term vision of both of us and members of our board and we’re able to, based on having worked together over the last I guess it’s a half a year now, Ari…

Ari Bousbib:	Yes.

Thomas Kinsley:	…we’ve really come to appreciate how each other is thinking about the markets and opportunities and think it’s great time to do it now. Okay, thank you very much.

Man:	Well thank you for taking the time to join us this morning. We look forward to discussing this transaction in more detail with you. Both IMS Health and Quintiles will now hold their respective first quarter earnings calls. We will start with Quintiles at 9:00 am followed by IMS Health at 10:00 am. These calls will be shorter than usual due to this morning’s announcement. And dial-in details can be found on each company’s earnings press release. Thank you very much.

Operator:	Thank you. Ladies and gentlemen, that does conclude today’s conference call. Thank you for your participation and ask that you please disconnect. Have a great day.

END